Exhibit 99.1

AGNICO EAGLE PROVIDES FURTHER UPDATE ON QUEBEC AND NUNAVUT OPERATIONS

Toronto (March 24, 2020) — Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) (“Agnico Eagle” or the “Company”) is providing a further update on its Quebec and Nunavut operations.  Today the Company held discussions with representatives from the Government of Quebec to get additional clarity in regard to the order by the Government of Quebec to close all non-essential businesses in response to the COVID-19 outbreak issued on the afternoon of March 23, 2020 (the “Order”).  Pursuant to the Order, mining operations were directed to minimize their activities until April 13, 2020.

Based on today’s discussions, and in response to the Quebec decision, the Company will take steps to ramp down its operations in the Abitibi region of Quebec (the LaRonde Complex, the Goldex mine and the Canadian Malartic mine (50%)) in an orderly fashion while ensuring the safety of employees and the sustainability of the infrastructure.  Each of these operations are to be placed on care and maintenance until April 13, 2020, and as instructed, minimal work will take place during that time.  In addition, the Company will reduce activities at the Meliadine and Meadowbank mining operations in Nunavut, which are currently serviced out of Mirabel and Val d’Or, Quebec.  Exploration activities in Canada will also be suspended during this period.

“The health, safety and well-being of all our employees and the communities that we operate in continue to remain our priority.  As directed by the Quebec government, our Quebec mines will be placed on care and maintenance.  At the same time, our Nunavut mines will be operating at reduced levels”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Even with the reduction in mining activities, we plan to maintain a state of operational readiness in order to resume normal operations in a timely and safe manner once the restrictions are lifted.”

COVID-19 Initiatives

At the present time there are no confirmed cases of COVID-19 at the Company’s Abitibi or Nunavut operations or at any of the Company’s global operations.  The Company is working to ensure the continued health of its employees and residents in the communities in which it operates.

Agnico Eagle’s senior management team has been working across all of the Company’s operations to ensure correct protocols and safety precautions are in place.  The Company is basing its guidelines on, and is following, advice of the public health authorities and governments with respect to the COVID-19 virus in the different jurisdictions in which we operate.  In addition, all of the Company’s operations have implemented site-specific action plans that enable them to better meet and respond to changing situations in their regions.

Operations Update

In the Abitibi region, as a result of the Order, minimal staffing levels will be put in place to maintain surface and underground infrastructure and to comply with environmental requirements.  The Company expects that these activities should allow for the timely and safe re-start of normal operations once the Order is lifted.  Employees from the Quebec operations will continue to receive their base remuneration through April 13, 2020.  The Company will continue to communicate with the Government of Quebec to ensure compliance with its order and will continue to discuss procedures to potentially increase activities at the Company’s operations while having regard to the health and safety of our employees and communities.

In Nunavut, the Company will be reducing activities at the Meliadine and Meadowbank operations.  At Meliadine, the Company is evaluating scenarios to continue limited underground activity and milling operations.  Existing ore stockpiles at Meliadine are sufficient to support milling activity for approximately 40 days.  At Meadowbank, the focus will be on continued ramp-up of maintenance activities and water management as needed for the upcoming freshet (spring melt).  These activities at both Nunavut mines, are expected to position the Company to achieve a timely and safe ramp up of normal operations once all restrictions are lifted.  Affected employees will continue to receive their base remuneration through April 13, 2020.

At this time, Agnico Eagle’s Mexican and Finnish mines continue to operate at normal levels.  The COVID-19 pandemic is a rapidly evolving situation and the Company will continue to assess its mining operations in each of its regions on an ongoing basis.

2020 Guidance and Financial Liquidity

With the reduced production activity at the Quebec and Nunavut operations, together with the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 outbreak and the measures taken to contain the outbreak, Agnico Eagle is withdrawing its full year 2020 production and cash costs guidance.  Payable gold production in the first quarter of 2020 is expected to be approximately 400,000 ounces (after factoring in the expected reduced production volumes in the Abitibi and Nunavut operations resulting from the measures discussed above).  However, gold sales could potentially be impacted by challenges with transport and refining.

As a cautionary measure given the current uncertainty with respect to the COVID-19 pandemic, in March, 2020, the Company drew down US$1.0 billion on its US$1.2 billion unsecured revolving bank credit facility.  The Company has no current plans to use the funds, though a portion may be used to repay a portion of the US$360 million 6.67% Series B Notes due April 2020.  The Company will also be reviewing its 2020 sustaining and growth capital budget with a focus on reducing expenditures.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its operating mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  Agnico Eagle and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at March 24, 2020.  Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws.  When used in this news release, the words “expect”, “may”, “plan”, “will” and similar expressions are intended to identify forward-looking statements.

Such statements include, without limitation: statements regarding the Company’s plans to suspend all mining activities at its operations in the Abitibi region of Quebec and the expected duration of such suspension; statements regarding the Company’s plans to reduce activities at the Meliadine mine and the Meadowbank Complex and the operations that are expected to be carried out during, and the duration of, the period of such reduced activities; statements regarding the Company’s plans to suspend exploration activities in Canada; statements regarding the timeline for resuming normal operating levels at each of the Company’s operations; statements regarding anticipated first quarter 2020 gold production and sales; statements regarding the sufficiency of the Company’s cash resources; statements regarding the Company’s plans with respect to the use of the US$1.0 billion drawn on its US$1.2 billion unsecured revolving bank credit facility; and other statements regarding the impact of the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, on the Company’s operations and overall business.

Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2018 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2018 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that the duration or scope of the Order is not extended or modified; that governments, the Company or others do not take other measures in response to the COVID-19 pandemic or otherwise that, individually or in the aggregate, materially affect the Company’s ability to operate its business.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to risks and uncertainties with respect to: the extent and manner to which COVID-19, and measures taken by governments, the Company or others to attempt to reduce the spread of COVID-19, may affect the Company, which could have an adverse impact on many aspects of the Company’s business including, employee health, workforce productivity and availability (including the ability to transport personnel to the Meadowbank Complex and Meliadine mine which operate as fly-in/fly-out camps), travel restrictions, contractor availability, supply availability, ability to sell or deliver gold dore bars or concentrate, availability of insurance and the cost thereof, and the ability to procure inputs required for the Company’s operations and projects; and uncertainties with respect to the effect on the global economy associated with the COVID-19 pandemic and measures taken to reduce the spread of COVID-19, any of which could continue to negatively affect financial markets, including the trading price of the Company’s shares and the price of gold, and could adversely affect the Company’s ability to raise capital.

For a more detailed discussion of these and other risks and factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.